UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Pharmacyclics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

716933106
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 716933106

1	NAME OF REPORTING PERSON ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 716933106

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein. Capitalized terms not defined in this Amendment No. 9 shall have the meaning ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 4, 2015, the Issuer entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), as amended on March 22, 2015, by and among the Issuer, AbbVie Inc. (“AbbVie”), Oxford Amherst Corporation, a direct wholly owned subsidiary of AbbVie (“Purchaser”) and Oxford Amherst LLC, a direct wholly owned subsidiary of AbbVie (“Merger Sub 2” and, together with Purchaser, the “Merger Subs”), pursuant to which Abbvie agreed to acquire the Issuer.  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares of the Issuer, at a purchase price of

•	$152.25 in cash; and

•
a number of shares of AbbVie common stock equal to $109.00 divided by the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer, as calculated by Bloomberg Financial LP under the function “ABBV UN Equity AQR.” (such volume weighted average sale price, the “AbbVie Trading Price”).

In lieu of receiving the mixed consideration described above (the “Mixed Consideration”), Issuer’s stockholders were entitled to elect to receive, for each Issuer share validly tendered and not withdrawn in the Offer, (1) $261.25 in cash (the “All-Cash Consideration”) or (2) a number of shares of AbbVie common stock equal to $261.25 divided by the AbbVie Trading Price (the “All-Stock Consideration”), subject in each case to the election procedures and, in the case of elections of the All-Stock Consideration, to the proration procedures described in the Merger Agreement.

The Reporting Person tendered into the Offer all of its Shares pursuant to and in accordance with the terms of the Offer and the Support Agreement.  The Offer expired as scheduled at 5:00PM, New York City time on May 22, 2015.  On May 26, 2015, AbbVie announced that the Purchaser successfully completed the Offer.  Accordingly, the Reporting Person no longer beneficially owns any Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are hereby amended and restated to read as follows:

The Reporting Person no longer beneficially owns any securities of the Issuer.  All Shares previously reported as beneficially owned by the Reporting Person were tendered into the Offer.

Item 5(c) is hereby amended and restated to read as follows:

There were no transactions in the Shares by the Reporting Person during the past 60 days other than the Reporting Person’s tender of its Shares into the Offer at a price calculated pursuant to the Mixed Consideration, the All-Cash Consideration or the All-Stock Consideration.

Item 5(e) is hereby amended and restated to read as follows:

The Reporting Person has ceased to be beneficial owner of more than 5% of the Shares.

CUSIP NO. 716933106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2015	/s/ Robert W. Duggan
ROBERT W. DUGGAN